Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)

	Year Ended December 31,
(Dollars in millions)	2013	2012	2011	2010	2009
Ratio (including interest expense on deposits):
Earnings:
Income from continuing operations before income taxes	$6,417	$5,035	$4,587	$4,330	$1,336
Fixed charges	1,796	2,377	2,251	2,903	2,975
Equity in undistributed loss of unconsolidated subsidiaries	154	127	112	49	60

Earnings available for fixed charges, as adjusted	$8,367	$7,539	$6,950	$7,282	$4,371

Fixed charges:
Interest expense on deposits and borrowings	$1,792	$2,375	$2,246	$2,896	$2,967
Interest factor in rent expense	4	2	5	7	8

Total fixed charges	$1,796	$2,377	$2,251	$2,903	$2,975

Ratio of earnings to fixed charges	4.66	3.17	3.09	2.51	1.47
Ratio (excluding interest expense on deposits):
Earnings:
Income from continuing operations before income taxes	$6,417	$5,035	$4,587	$4,330	$1,336
Fixed charges	555	974	1,064	1,438	882
Equity in undistributed loss of unconsolidated subsidiaries	154	127	112	49	60

Earnings available for fixed charges, as adjusted	$7,126	$6,136	$5,763	$5,817	$2,278

Fixed charges:
Interest expense on borrowings(2)	$551	$972	$1,059	$1,431	$874
Interest factor in rent expense	4	2	5	7	8

Total fixed charges	$555	$974	$1,064	$1,438	$882

Ratio of earnings to fixed charges, excluding interest on deposits	12.84	6.30	5.42	4.05	2.58

(1)

On February 27, 2009, we acquired CCB. On February 17, 2012, we acquired ING Direct. On May 1, 2012, we closed the 2012 U.S. card acquisition. Each of these transactions was accounted for under the acquisition method of accounting, and their respective results of operations are included in our results from each respective transaction date.

(2)

Represents total interest expense reported in our consolidated statements of income, excluding interest on deposits of $1.2 billion, $1.4 billion, $1.2 billion, $1.5 billion and $2.1 billion for the years ended December 31, 2013, 2012, 2011, 2010, and 2009, respectively.